UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2008
(Correcting Order dated January 9, 2008)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EPL Intermediate, Inc.

File No. 333-115644- CF#18449
_____

EPL Intermediate, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 10, 2006.

Based on representations by EPL Intermediate, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27	through March 1, 2008
Exhibit 10.28	through March 1, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis, Chief
Office of Disclosure Support